UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 3)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Celator Pharmaceuticals, Inc.

(Name of Subject Company)

Celator Pharmaceuticals, Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

15089R102

(CUSIP Number of Class of Securities)

Scott T. Jackson

Chief Executive Officer

Celator Pharmaceuticals, Inc.

200 PrincetonSouth Corporate Center, Suite 180

Ewing, New Jersey 08628

(609) 243-0123

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Daniel Wolf

David B. Feirstein

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

(212) 446-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Celator Pharmaceuticals, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on June 10, 2016, as amended on June 27, 2016 and June 30, 2016 (the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Plex Merger Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Jazz Pharmaceuticals plc, a public limited company formed under the laws of Ireland (“Parent”), made pursuant to an Agreement and Plan of Merger, dated as of May 27, 2016, among Parent, Purchaser and the Company (as it may be amended or supplemented from time to time), to purchase all of the outstanding shares of the Company’s common stock, par value $0.001 per share (“Shares”), at a purchase price of $30.25 per Share, net to the Seller in cash, without interest (less any required withholding taxes), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 10, 2016 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, which together with the Offer to Purchase, the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time) filed by Purchaser and Parent with the SEC on June 10, 2016.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item  3. Past Contacts, Transactions, Negotiations and Agreements.

Item 3 of the Schedule 14D-9 is hereby amended and supplemented by replacing the text under the heading “Arrangements between the Company and its Executive Officers, Directors and Affiliates—Executive Officer and Director Arrangements Following the Merger” with the following text:

“As of the date of this Schedule 14D-9, none of the Company’s current directors or executive officers have entered into any agreements or arrangements with Parent or its affiliates regarding continued service with Parent or its affiliates after the Effective Time. The Company’s current directors have all agreed to resign as of the Effective Time. Prior to executing the Merger Agreement, neither Parent nor any of its affiliates discussed with any of the Company’s directors or executive officers the continuing employment of such executive officers with Parent or its affiliates following the Effective Time; however, it is possible that Parent or its affiliates may enter into employment or other arrangements with the Company’s management in the future.”

Item 4. The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following text after the first sentence of the fourth paragraph under the heading “Background and Reasons for the Board’s Recommendation—Background of the Offer” (i.e., the paragraph beginning “As part of the Company’s consideration of potential strategic alternatives,…”):

“In response to Parent’s review of the overall portfolio of Domain Associates LLC (which is affiliated with Ms. Vitullo), Ms. Vitullo met with representatives of Parent who expressed an interest in learning more about a number of Domain Associates’ portfolio companies, including the Company. There was no formal relationship, financial or otherwise between Ms. Vitullo and representatives of Parent.”

Item 4 of the Schedule 14D-9 is further amended and supplemented by inserting the following text after the second sentence of the sixth paragraph under the heading “Background and Reasons for the Board’s Recommendation—Background of the Offer” (i.e., the paragraph beginning “In March and April 2015,…”):

“The Transaction Committee was formed to facilitate the review of strategic alternatives in an efficient manner and not in response to any perceived or potential conflicts of interest relating to the review.”

Item 4 of the Schedule 14D-9 is further amended and supplemented by inserting the following text after the third sentence of the thirteenth paragraph under the heading “Background and Reasons for the Board’s Recommendation—Background of the Offer” (i.e., the paragraph beginning “In the weeks following the announcement of the positive Phase 3 trial results,…”:

“None of the confidentiality agreements contained standstills or “don’t ask don’t waive” provisions.”

Item 4 of the Schedule 14D-9 is further amended and supplemented by inserting the following text after the fifth sentence of the twenty-fourth paragraph under the heading “Background and Reasons for the Board’s Recommendation—Background of the Offer” (i.e., the paragraph beginning “On May 2, 2016,…”):

“No specific conflicts were identified during this discussion.”

Item 4 of the Schedule 14D-9 is further amended and supplemented by replacing the third paragraph under the heading “Financial Analyses and Opinion—Miscellaneous” with the following text:

“As noted above, MTS has been engaged as an advisor to the Company since September 2014 in connection with the Company’s consideration, evaluation and exploration of potential financings, partnerships, mergers and acquisitions or similar strategic transactions, including the strategic transaction process that led to the Merger Agreement. In addition to this engagement, MTS served as financial advisor to the Company on its $43.7 million public offering in March 2016. The Company selected MTS because of the fact, among other things, that MTS and its affiliates, as part of their investment banking services, are regularly engaged in the valuation of businesses (exclusively those in the healthcare industry) and securities in connection with partnerships, mergers and acquisitions, financings and for other purposes, and that MTS is nationally recognized in the healthcare industry as having investment banking professionals with significant experience in healthcare investment banking and mergers and acquisitions transactions. Pursuant to an engagement letter agreement, dated as of September 8, 2014, as amended as of June 2, 2015 and, subsequently, as of September 29, 2015, between the Company and MTS (the “Engagement Letter”), the Company engaged MTS to act as its financial advisor in connection with the Company’s consideration, evaluation and/or exploration of certain potential financings, mergers and acquisitions transactions or similar transactions. In addition, MTS agreed to provide an opinion as to the fairness, from a financial point of view, of the consideration to be paid or received in any such transaction. As permitted by the terms of the Engagement Letter and pursuant to MTS’s internal policies, MTS Securities, LLC, rather than MTS Health Partners, L.P., delivered the fairness opinion. As compensation for MTS’s financial advisory services, the Company paid $230,000 in annual and monthly retainers as of June 1, 2016. Upon consummation of the Offer, the Company will pay to MTS a transaction success fee equal to approximately $22.6 million. In addition, the Company also agreed to reimburse MTS for its direct and out-of-pocket expenses incurred in connection with any of the matters contemplated in the Engagement Letter, as follows: (i) the reasonable fees and expenses of MTS’s outside legal counsel, not to exceed $150,000, and (b) other reasonable fees and expenses not to exceed $15,000, in each case unless otherwise approved in writing by the Company (such approval not to be unreasonably withheld). The Company also agreed to indemnify MTS and its related parties against various liabilities in connection with MTS’s engagement. In addition, in the two years prior to the date hereof, MTS has provided the financial advisory and financing services described above for the Company and has received fees of $250,000 in connection with such services, which amount does not include $230,000 in retainer fees paid to date pursuant to the Engagement Letter. MTS may also seek to provide such services to the Company and Parent in the future and expects to receive fees for the rendering of these services. In the past two years, MTS did not provide any services to Parent.”

Item 4 of the Schedule 14D-9 is further amended and supplemented by adding the following paragraphs after the third paragraph under the heading “Financial Analyses and Opinion—Valuation Analysis—Discounted Cash Flow Analysis”:

“For purposes of its sensitivity analyses, at the direction of the Company, MTS utilized discount rates (cost of capital) ranging from 11.5% to 13.5%, and revenue achievement factors ranging from 80% to 100%. The Company Risk Adjusted Projections assumed an optimal launch for its product. Given that the Company had never previously commercialized a product and, like other first time commercial companies, might possibly achieve a less than optimal commercial launch, the Company’s management and the Board determined that a revenue achievement risk factor was warranted, and directed MTS to assume revenue achievement factors ranging from 80% to 100%.

The Company Risk Adjusted Projections utilized for the Low Case, Base Case and High Case assuming a 100% revenue achievement factor and a 12.5% cost of capital resulting in an implied per share price for the Low Case, Base Case and High Case of $14.90 per share, $20.45 per share and $26.44 per share, respectively. These implied prices per share compare to an implied per share price range for the Company Common Stock, rounded to the nearest $0.25 per share, of $6.50 to $18.00 under the Low Case, $9.25 to $24.75 under the Base Case and $12.25 to $31.75 under the High Case after applying the various sensitivities used for purposes of MTS’s valuation analyses.

MTS’s discounted cash flow analyses did not assume a terminal value. MTS was advised by the Company that patent protection for VYXEOS was expected to expire in 2029 in the United States. The projection period of 2016 through 2030 reflected the assumptions of the Company’s management that VYXEOS would have declining sales in 2029 and 2030 and did not forecast revenues from VYXEOS beyond 2030.

The discount rate (cost of capital) range utilized by MTS for purposes of its discounted cash flow analyses was based upon MTS’s analysis of selected publicly traded U.S. oncology companies with products in the commercial phase and with equity market capitalizations of less than $20 billion, which in MTS’s experience and professional judgment reflected the appropriate universe for a commercial stage oncology company with characteristics similar to the Company. For this purpose, MTS selected the following publicly traded late stage non-immunotherapy oncology companies: Incyte, Medivation, Seattle Genetics, Ariad Pharmaceuticals, Exelixis, ImmunoGen, Spectrum Pharmaceuticals and CTI Biopharma.

Additional inputs used to derive cost of capital included a 9.8% pre-tax cost of debt capital, tax rate of 0% (as MTS was advised by the Company that the Company was unlikely to have tax liabilities until at least 2019), a risk free rate based on the 20-year US Treasury rate of 2.3%, an equity market risk premium of 6.9% per Duff and Phelps 2016 Valuation Handbook – Guide to Cost of Capital, and a size premium of 1.6% per Duff and Phelps 2016 Valuation Handbook – Guide to Cost of Capital.”

Item 4 of the Schedule 14D-9 is further amended and supplemented by adding the following paragraphs after the sixth paragraph under the heading “Financial Analyses and Opinion—Valuation Analysis—Comparable Companies Analysis”:

“MTS applied its professional judgment and experience to determine that, for purposes of its comparable companies analysis, the relevant companies were those within the universe of comparable companies with enterprise values ranging from $100 million to $975 million. The implied per share equity value range of $3.50 to $20.25 was derived by subtracting the Company’s net debt (accounting for additional cash from exercising dilutive securities) from the enterprise value and dividing the result by the Company’s diluted shares outstanding. All per share values were rounded to the nearest $0.25 per share.

With regard to MTS’s calculation of enterprise value as a multiple of peak sales, MTS applied its professional judgment and experience to determine the range of multiples based on the universe of comparable companies. The analysis of enterprise value as a multiple of peak sales was based on publicly available analyst estimates of peak sales (regardless of year) of the comparable companies and not on internal projections of any of the comparable companies or MTS. MTS did not have access to internal management projections of estimated peak sales for the comparable companies and, consistent with this methodology, for purposes of its comparable companies analysis MTS utilized the Company’s projected peak sales of $492 million based upon the average of publicly available analyst estimates of peak sales (regardless of year) for the Company. The implied per share equity value range of $4.25 to $10.00 was derived by subtracting the Company’s net debt (accounting for additional cash from exercising dilutive securities) from the enterprise value and dividing the result by the Company’s diluted shares outstanding. All per share values were rounded to the nearest $0.25 per share.”

Item 4 of the Schedule 14D-9 is further amended and supplemented by adding the following paragraphs after the sixth paragraph under the heading “Financial Analyses and Opinion—Valuation Analysis—Comparable Acquisitions Analysis”:

“MTS applied its professional judgment and experience to determine that, for purposes of its comparable acquisitions analysis, the relevant transactions were those within the universe of comparable transactions with upfront transaction value ranges of $150 million to $900 million and those with total transaction value ranges of $300 million to $900 million. The implied per share equity values of $4.25 to $18.75 for upfront per share consideration and $7.25 to $18.75 for total per share consideration were derived by subtracting the Company’s net debt (accounting for additional cash from exercising dilutive securities) from the transaction value and dividing the result by the Company’s diluted shares outstanding. All per share values were rounded to the nearest $0.25 per share.

MTS applied its professional judgment and experience to select the range of 1.0x to 3.0x estimated peak sales based upon the universe of comparable transactions. The analysis of transaction value as a multiple of peak sales was based on publicly available analyst estimates of peak sales (regardless of year) of the target company in each of the comparable transactions and not on internal projections of any of the target companies or MTS. MTS did not have access to internal management projections of estimated peak sales for the target companies in the precedent transactions and, consistent with this methodology, for purposes of its comparable transactions analysis MTS utilized the Company’s projected peak sales of $492 million based upon the average of publicly available analyst estimates of peak sales (regardless of year) for the Company. The implied per share equity value range of $11.00 to $30.00 was derived by subtracting the Company’s net debt (accounting for additional cash from exercising dilutive securities) from the enterprise value and dividing the result by the Company’s diluted shares outstanding. All per share values were rounded to the nearest $0.25 per share.”

Item 4 of the Schedule 14D-9 is further amended and supplemented by deleting the second sentence of the third paragraph under the heading “Certain Projections” and replacing it entirely with the following:

“These variables and assumptions included, but were not limited to, VYXEOS being commercialized by the Company in the United States beginning in 2017, the Company entering into a partnership agreement to commercialize VYXEOS outside of the United States and receiving a $50 million upfront cash payment and $25 million in future milestone payments and a 25% royalty rate for sales of VYXEOS (with the Company bearing the cost of manufacturing and supplying inventory), product launch dates, label approved by regulatory authorities, pricing, market penetration, competition, loss of exclusivity, and all compensation being treated as a cash expense rather than being included as a separate cash item in lieu of stock based compensation.”

Item 4 of the Schedule 14D-9 is further amended and supplemented by deleting the table following the eighth paragraph under the heading “Certain Projections” and replacing it entirely with the following:

	Fiscal Year ending December 31,
	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
	(Dollars in millions)
Low Case
Total Revenue	$52	$8	$64	$170	$316	$469	$568	$617	$643	$671	$684	$710	$724	$581	$408
Net Income	$16	($35)	$9	$102	$154	$238	$298	$327	$343	$360	$371	$388	$407	$322	$222
Plus Depreciation & Amortization	$0	$0	$0	$0	$0	$0	$1	$1	$1	$2	$2	$2	$2	$2	$3
Less Change in Working Capital	$1	$0	$4	$12	$20	$21	$13	$7	$4	$3	$4	$3	$5	($21)	($24)
Less Capital Expenditures	$0	$0	$0	$1	$2	$2	$3	$3	$3	$3	$3	$4	$4	$3	$2
Plus New Equity Financing	$54	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Cash Flows(1)	$69	($35)	$5	$89	$134	$215	$283	$318	$337	$356	$366	$384	$401	$343	$246
Risk Adjusted Cash Flows(2)	$69	($34)	($6)	$65	$78	$117	$154	$174	$181	$193	$196	$209	$221	$199	$158

Base Case
Total Revenue	$52	$14	$84	$215	$385	$546	$646	$694	$720	$751	$767	$795	$812	$649	$455
Net Income	$16	($30)	$28	$131	$183	$285	$347	$376	$392	$411	$424	$442	$463	$366	$252
Plus Depreciation & Amortization	$0	$0	$0	$0	$0	$1	$1	$1	$2	$2	$2	$2	$3	$3	$3
Less Change in Working Capital	$1	$1	$5	$16	$22	$23	$13	$7	$4	$3	$4	$3	$5	($25)	($26)
Less Capital Expenditures	$0	$0	$0	$1	$3	$3	$3	$3	$4	$4	$4	$4	$4	$3	$2
Plus New Equity Financing	$54	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Cash Flows(1)	$69	($30)	$23	$114	$160	$260	$331	$366	$385	$406	$418	$437	$456	$390	$279
Risk Adjusted Cash Flows(2)	$69	($29)	$12	$90	$109	$172	$218	$240	$250	$266	$270	$285	$302	$266	$203

High Case
Total Revenue	$52	$46	$193	$395	$579	$694	$742	$771	$798	$832	$849	$879	$897	$715	$499
Net Income	$16	($2)	$120	$210	$296	$368	$398	$415	$432	$453	$466	$486	$508	$403	$277
Plus Depreciation & Amortization	$0	$0	$0	$0	$1	$1	$1	$2	$2	$2	$2	$3	$3	$3	$3
Less Change in Working Capital	$1	$4	$14	$28	$22	$16	$5	$3	$4	$3	$4	$3	$6	($26)	($28)
Less Capital Expenditures	$0	$0	$1	$2	$3	$3	$4	$4	$4	$4	$4	$4	$4	$4	$2
Plus New Equity Financing	$54	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Cash Flows(1)	$69	($6)	$106	$180	$271	$350	$391	$410	$426	$447	$460	$481	$500	$428	$305
Risk Adjusted Cash Flows(2)	$69	($7)	$80	$135	$191	$240	$266	$279	$288	$301	$310	$323	$342	$300	$227

(1)	“Cash Flows” are defined as GAAP net income plus depreciation and amortization less changes in working capital and less capital expenditures.

(2)	Risk Adjusted Cash Flows are Cash Flows adjusted based on the probability of success factor assigned to each of the patient populations in each respective case (the “Company Risk Adjusted Projections”), which took into account published data for investigational drugs, and as set forth in the table below:

	Low Case		Base Case		High Case
Patient Population	U.S.	Ex-U.S.	U.S.	Ex-U.S.	U.S.	Ex-U.S.
High and Intermediate Risk Patients fit for intensive treatment 60 years and older	88%	88%	88%	88%	88%	88%
High and Intermediate Risk Patients fit for intensive treatment less than 60 years old	35%	25%	88%	88%	88%	88%
Relapse AML Patients	88%	65%	88%	65%	88%	65%
Refractory AML Patients	35%	30%	35%	30%	88%	30%
AML Patients Unsuitable for intensive treatment	21%	10%	21%	10%	21%	10%
MDS-High Risk Patients	35%	5%	35%	5%	35%	5%

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing the disclosure under the heading “Legal Proceedings” entirely with the following:

“On June 21, 2016, a putative class-action lawsuit challenging the Transactions (captioned Dunbar v. Celator Pharmaceuticals, Inc., Case No. L-001251-16) was filed in the Superior Court of New Jersey, Mercer County, Chancery Division (the “New Jersey Stockholder Action”). The complaint was filed against: (a) the Company, (b) each member of the Board, (c) Parent and (d) Purchaser. The complaint generally alleges that the Company’s directors breached their fiduciary duties in connection with the proposed acquisition of the Company by Parent and Purchaser, and that Parent and Purchaser aided and abetted these alleged breaches of fiduciary duty. The complaint also generally asserts that the Company’s directors breached their fiduciary duties to Company’s stockholders by, among other things, (i) agreeing to sell the Company to Parent and Purchaser at an inadequate price, (ii) implementing an unfair process, (iii) agreeing to certain provisions of the Merger Agreement that allegedly favor Parent and Purchaser and deter alternative bids and (iv) failing to disclose purportedly material information in this Schedule 14D-9. The plaintiff seeks, among other things, an injunction against the consummation of the Transactions and an award of costs and expenses, including a reasonable allowance for attorneys’ and experts’ fees.

On June 27, 2016, a second putative class-action lawsuit challenging the Transactions (captioned Palmisciano v. Celator Pharmaceuticals, Inc., Case No. 3:16-cv-03814) was filed in the United States District Court for the District of New Jersey (the “First Federal Stockholder Action”). The complaint was filed against (a) the Company and (b) each member of the Board. The complaint generally alleges that the Transactions were the result of an unfair process, and that consequently the stockholders of the Company received inadequate consideration for their Shares. The complaint alleges that the transaction process was unfair based on, among other things, (i) the fact that the stockholders of the Company will not be able to take advantage of the potential future success of the Company or the benefits that Parent will receive from the Merger, (ii) certain provisions in the Merger Agreement that purportedly locked up the Transactions, (iii) alleged insider interest in the Transactions and (iv) a failure to disclose purportedly material information in this Schedule 14D-9. The plaintiff seeks, among other things, an injunction against the consummation of the Transactions and an award of costs and expenses, including a reasonable allowance for attorneys’ and experts’ fees.

On June 29, 2016, a third class-action lawsuit challenging the Transactions (captioned Barreto v. Celator Pharmaceuticals, Inc., Case No. 3:16-cv-03866) was filed in the United States District Court for the District of New Jersey (the “Second Federal Stockholder Action”, and together with the New Jersey Stockholder Action and the First Federal Stockholder Action, the “Stockholder Actions”). The complaint was filed against (a) the Company and (b) each member of the Board. The complaint alleges that stockholders of the Company will be unable to make a fully-informed decision with respect to the Transaction because, among other things, this Schedule 14D-9 (i) failed to disclose purportedly material information regarding the Transactions and (ii) purportedly misrepresents insider interest in the Transactions. The plaintiff seeks, among other things, an injunction against the consummation of the Transactions and an award of costs and expenses, including a reasonable allowance for attorneys’ and experts’ fees.

On July 6, 2016, solely to avoid the costs, risks and uncertainties inherent in litigation, and without admitting any liability or wrongdoing, the parties to the Stockholder Actions entered into a memorandum of understanding (the “MOU”) setting forth an agreement-in-principle to settle all claims related thereto. In connection with the MOU, the Company agreed to amend the Schedule 14D-9, previously filed with the SEC, to include certain supplemental disclosures set forth herein (the “Supplemental Disclosures”). The settlement is subject to, among other items, the Merger becoming effective under applicable law, the execution of a stipulation of settlement by the parties, final approval of the settlement by the District Court in the Barreto action, and dismissal with prejudice of the Dunbar and Palmisciano actions. Subject to satisfaction of the conditions set forth in the MOU, the defendants will be released by the plaintiffs from all claims concerning or arising out of the Transactions and the Merger Agreement, and the disclosures relating to the foregoing.

The Company gave notice of all of the foregoing litigation matters to its directors and officers liability insurance carriers. The Company has not accrued for any loss contingency in connection with the Stockholder Actions.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Celator Pharmaceuticals, Inc.

By:	/s/ Scott T. Jackson
Name: Scott T. Jackson
Title: Chief Executive Officer

Dated: July 6, 2016